UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --“CNV”), dated March 17, 2017

FREE TRANSLATION

Buenos Aires, March 17, 2017

Mr. President of the

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Marcos Ayerra

S / D

Dear Sir

RE: Report of Relevant Matter

I am writing to you as attorney-in-fact of Nortel Inversora S.A (“Nortel” or the “Company”) to attach the letter that the Company has received from its direct controlling shareholder Sofora Telecomunicaciones S.A.

Without further ado, I take this opportunity to greet you sincerely.

María Veronica Tuccio

Attorney-in-Fact

Nortel Inversora S.A.

Buenos Aires, March 17, 2017

Telecom Argentina S.A.

Telecom Personal S.A.

Alicia Moreau de Justo 50, 13th Floor

CABA

Nortel Inversora S.A.

Alicia Moreau de Justo 50, 13th Floor

Members of the Board of Directors

Dear Sirs,

I am writing to you as Chairman of Sofora Telecomunicaciones S.A. (“Sofora” or the “Company”) to inform you that our shareholders have expressed their wish that our board of directors, as well as the board of directors of our subsidiaries, Nortel Inversora S.A., Telecom Argentina S.A. and Telecom Personal S.A., evaluate a corporate reorganization, with Telecom Argentina S.A. as the surviving company, with the aim of concluding such reorganization this fiscal year. This project seeks to simplify the shareholding structure of Telecom Argentina S.A. in line with international standards and market practices.

Further to the above, I hereby also inform you that it has been agreed that Sofora amortizes, pursuant to the terms of Article 223 of the General Law of Corporations No. 19,550, the shares owned by W de Argentina Inversiones S.A. (“WAI”) as follows: (i) first, 17% of the capital stock of Sofora and (ii) once the corresponding regulatory requirements have been met, the remaining 15% of WAI’s stake in Sofora.

Once both amortizations are consummated, Fintech Telecom LLC will control 100% of the share capital of Sofora, consolidating all of the economic and corporate rights of the Company.

Sincerely,

_____________________

Saturnino J. Funes

Chairman

Sofora Telecomunicaciones S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 20, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations